AKBANK

04045963

Rule 12g3-2(b) File No. 82-34825

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECD S.E.C.
NOV 4 - 2004
1086

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed press release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
NOV 09 2004
THOMSON
FINANCIAL

A. Cenk Goksan
Investor Relations
Department Head

F. Sehsuvar Aladag
Investor Relations
Manager

Enclosures;

Earnings release for Akbank's financial results according to BRSA as at 30.09.2004

Akbank's BRSA balance sheet and income statement in TL as at 30.09.2004

Akbank's balance sheet and income statement in USD as at 30.09.2004

LNDOCS01/383038.1



Sabanci Center 4. Levent 34330 Istanbul Tel: (0212) 270 26 66 - 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43

*AKBANK T.A.S.*
*Earnings Release*
*Third Quarter 2004 Results (BRSA)*

## "Delivering the Goods"

**Due to the recently segmented branch network coupled with our improved sales capability, SME loans continued to lead the growth in TL loans and recorded 48.3% increase q-o-q. Consumer loans were also strong with 20.9% q-o-q growth, mainly driven by credit card and auto loans. Consequently, TL loans reached 55% of the total loan portfolio. So far, this shift towards higher yielding TL loans, which carries over 36% yield on average, from TL securities (over 28% yield on average) provided the balance sheet with an impressive spread of around 12% in the third quarter. Net fees and commissions income also remained rampant for another consecutive quarter and reached TL 286trn (USD 189mn), indicating a 116.1% increase y-o-y. Strong growth in credit cards, which now places the bank in third position in terms of number of cards and issuing volume*, was the main driver behind this impressive performance.**

*Excluding cash advance (USD 1=TRL 1,512,000)

- **Securities**

The size of the securities portfolio remained flat, while its proportion to total assets shrunk to 45% from 47% q-o-q. Currency composition of the portfolio further shifted towards FX securities, now making up 58% of the portfolio versus 52% last quarter. This move is in line with our strategy of replacing TL securities with TL loans. 95% of the securities in the "trading" portfolio are foreign currency denominated; in which there is a mere USD 311mn of Eurobonds. 96% of the fixed rate TL securities have more than 6-months maturity and carry an average yield over 28%.

| (TL trillion) | Fix | Floating | Total |
|---|---|---|---|
| Trading securities | 4,098 | 260 | 4,358 |
| Available for sale-securities | 4,800 | 5,448 | 10,248 |
| Held-to-Maturity | 0 | 322 | 322 |
| Equity | 16 | 0 | 16 |
| Total | 8,914 | 6,030 | 14,944 |

- **Loans**

The export and consumption led growth in the economy hasn't lost its momentum yet. In fact, the annual growth estimates for the economy had to be revised upwards to 10% from 5% at the beginning of the year. Hence, Akbank's loans to assets ratio further increased to 36% from 34% last quarter, in line with the increasing demand for financing. The market share of total loans reached 12.7% from 12.1%, which is owed to the better-than-sector performance in TL loans. Our TL loans surged 55.7% y-t-d, while the TL loans in the sector increased 43.7%. On the other hand, the unfavorable

trend in FX loans was reversed and a 5% growth was recorded in the third quarter. Overall, the total loan book grew 11.3% q-o-q and reached TL 11,874trn (USD 7,853mn).

| | 3Q04 | 2Q04 | Change (%) |
|---|---|---|---|
| **TL loans** (TL trillion) | 6,532 | 5,572 | 17.2 |
| **FX loans** (USD million)* | 3,534 | 3,363 | 5.1 |

*FX loans are stated with the exchange rates effective at respective dates

With interest earning assets well in excess of interest bearing liabilities, Akbank enjoys the benefit of a good level of free capital (USD 3,140mn) that allows for long term financing and subdues the negative impact of rising rates. This places the Bank in the advantageous position of having the power to offer bigger amounts of TL loans with longer maturities, and grow its assets more aggressively than competitors.



28.6% 29.7% 25.5% 22.9% 19.5% 18.6% 16.9% 15.5%
50.4% 46.6% 48.0% 44.1% 39.2% 34.7% 34.6% 28.7%
8.4% 9.0% 12.5% 16.3% 23.2% 25.3% 25.8% 28.1%
6.6% 10.5% 10.7% 13.1% 16.0% 16.2% 17.2% 22.9%
Dec-02 Mar-03 Jun-03 Sep-03 Dec-03 Mar-04 Jun-04 Sep-04
SME
Retail
Corporate
Project Finance


In line with the strategy of shifting focus to higher yielding loan products, the share of retail and SME loans in total reached 28.1% and 22.9%, respectively. The combined portion of these loans in total has already reached 51.0%, which has surpassed our year-end target. In 2005, we estimate this number to reach over 55%.

Despite the rapid loan growth, NPL ratio stayed flat at 1.3%. Akbank continues to provide full provisioning for its NPLs.

- **SME Loans**

Commercial loans including working capital, instalment and overdraft credits continued to gain ground as more companies have been undertaking capacity investments, which also increased their working capital needs in the second half of the year. Benefiting from the readily established branch infrastructure, Akbank's commercial loans portfolio soared 78.1% in nine months and reached TL 2,720trn (USD 1,799mn) in September. This salient performance is mainly owed to the focus given to partnership opportunities with small businesses in such sectors as pharmaceuticals, retailers, white goods, auto dealers and tourism. Commercial loans are also considered as a hook product, which paves the way for further marketing opportunities like

credit cards and car loans. Akbank aims to increase the share of its SME loans in its total loan portfolio up to 24% from the current 22.9% by the end of 2004.

The 2003 introduced new SME product called "biz.card", which is a cash management tool (smart-card) for payments and collections between the producers, distributors and retailers, reached 38,450. "biz.card" includes 72 major companies such as Coca Cola, Philip Morris, Ipragaz (LPG) and Istanbul Pharmacist Cooperative in its system.

- **Retail Loans**

Contrary to the slow growth in the 2Q, general-purpose and auto loans started picking up again in the 3Q. Both auto and general-purpose loans captured further market shares, indicating better than average growth performance versus the sector. This performance is mainly owed to the intense marketing efforts of our sales force and strong relations with the major dealers in Turkey. The market share for auto loans reached 26.7% from 24.5% q-o-q. For general-purpose loans, our market share improved to 11.0% from 9.1% for the same period. Overall, consumer loans including general-purpose, auto and mortgage loans (excluding credit card loans) captured 16.7% of the market versus 16.5% in the previous quarter. The over 33% average yield on consumer loans as at 3.10.2004 provides a hefty 15% spread for the Bank, which is one of the main reasons behind high profitability.

| (Market share) | 3Q04 | 2Q04 |
|---|---|---|
| **Consumer loans** | 16.7% | 16.5% |
| **Auto loans** | 26.7% | 24.5% |
| **General-purpose loans** | 11.0% | 9.1% |
| **Mortgage loans** | 12.7% | 14.0% |

- **Credit cards and Mutual Funds**

Boosted by the introduction of "Axess" in 2002, number of Akbank's credit cards reached 2,962,817, ranking third in the sector as of 3Q. To this respect, our market share has been growing by 1% each quarter for the last year in terms of issuing volume. Furthermore, credit card loans reached TL 1,304trn (USD 862mn), increasing 14% q-o-q. The current rollover rate is approximately 55%.

| (Market share) | 3Q04 | 2Q04 | 1Q04 | 2003 |
|---|---|---|---|---|
| **Credit cards (# of cards)*** | 2,962,817 | 2,553,950 | 2,375,640 | 2,106,380 |
| **Credit cards (issuing)**** | 13.6% | 12.9% | 11.9% | 10.6% |
| **Credit card loans** | 12.3% | 12.5% | 11.6% | 11.4% |
| **Mutual funds** | 14.4% | 13.9% | 14.0% | 14.5% |

*Including Amex
**Excluding cash advance

Mutual funds reached TL 3,447trn (USD 2,280mn) of size, indicating a 9.2% increase versus the sector's 4.8% q-o-q. The mutual fund growth is mainly owed to the renewed interest towards mutual funds as interest rates on government bonds started to decline after an abrupt jump in the second

quarter. Akbank continues to be the second biggest fund manager in Turkey.

- **Deposits and Bonds under Custody**

Despite Akbank's lower deposit rates in the 3Q, which reflects favourably on the cost structure, the flight-to-quality trend somewhat continued in the sector. In line with the soaring SME loans, the commercial deposits also grew by 18.9% q-o-q. Meanwhile, the slippage in TL deposits, which is mostly coming out of saving deposits, is more than compensated by the strong increase in repos as this instrument provided better returns than deposits in 3Q. Overall, total deposits increased 2.5% q-o-q and reached TL 20,212trn (USD 13,368mn).

| (TL trillion) | 3Q04 | 2Q04 | Change |
|---|---|---|---|
| **TL deposits** | 7,040 | 7,303 | -3.6% |
| **FX deposits** (USD)* | 8,712 | 8,187 | 6.4% |
| **Bonds in custody** | 15,394 | 14,427 | 6.7% |
| **Repo** | 1,004 | 572 | 75.5% |

*FX deposits are stated with the exchange rates effective at respective dates

Akbank continued to exploit the shift in investment preference towards government bonds, which contributes dearly to the trading income. Client's bonds in custody reached TL 15,394trn (USD 10,181mn), which constitutes 22.4% of the market. With this, our market share for total client money including repos, bonds in custody, mutual funds and deposits (excluding bank deposits) increased to 13.6%.

- **Income Statement**

Akbank posted TL 884trn (USD 585mn) of net profit, posting 20.8% ROAE as targeted. The effective tax rate has come down to 29.9% from 34.3% y-o-y, due to the recently introduced inflation adjusted taxation method.

| (TL trillion) | 3Q04 | 3Q03* |
|---|---|---|
| **Net operating income** | **1,636** | **2,031** |
| Income from associates | 30 | 9 |
| Monetary loss | (406) | (303) |
| **Income before tax** | **1,260** | **1,737** |
| Taxes | (376) | (596) |
| **Net income** | **884** | **1,141** |

*2003 figures are restated by the WPI of 3Q04

Despite the ongoing restructuring of branches and the increasing number of employees, operating expense to average asset ratio stood flat at 2.6% when compared to the same period last year.

- ### Fees and Commissions



Quarterly Net Fee Income (TL trillion)
120
100
80
60
40
20
0
51
83
86
100
99
3Q03
4Q03
1Q04
2Q04
3Q04


Net fees and commissions income of Akbank reached TL 286trn (USD 189mn) versus TL 132trn (USD 83mn), indicating a 116.1% y-o-y increase. The significant increase was primarily driven by the growth in fee generating products such as consumer loans, mutual funds and credit cards. Specifically, credit cards commission income peaked as the issuing volume increased faster than the competition. Contribution of net fees to the operating income ratio rose to 15.1% from 5.7% y-o-y.

| (Fees and commissions revenue contribution)* | 3Q04 | 2Q04 |
|---|---|---|
| **Credit cards commissions** | 52% | 51% |
| **Asset management fees** | 23% | 25% |
| **Money transfer fees** | 7% | 7% |
| **Consumer loan related** | 6% | 6% |
| **Other** | 12% | 11% |

*Excluding commissions from cash and non-cash loans

## Key Ratios

| | 30.09.2004 | 31.12.2003 |
|---|---|---|
| Interest Earning Assets / Total Assets | 91.3% | 87.0% |
| Interest Bearing Liabilities / Total Liabilities | 78.8% | 79.2% |
| NPL / Gross Cash Loans | 1.27% | 1.3% |
| Allowance for Loan losses / NPL | 100.0% | 100.0% |
| Gross Cash loans / Deposits | 59.5% | 46.2% |
| Deposits / Total Assets | 61.3% | 64.8% |
| Gross Cash Loans / Total Assets | 36.5% | 29.9% |
| Liquid Assets* / Total Assets | 55.9% | 58.2% |

| | 30.09.2004 | 30.09.2003 |
|---|---|---|
| NIM | 8.7% | 10.7% |
| ROAA | 3.6% | 5.0% |
| ROAE | 20.8% | 32.8% |
| Net Fees and Commissions / Operating Expense | 44.5% | 22.4% |
| Net Fees and Commissions / Operating Income | 15.1% | 5.7% |
| Operating Expense / Income | 33.9% | 25.4% |
| Operating Expense / Total average Assets | 2.6% | 2.6% |

*Liquid assets include cash, banks and other financial institutions, money market, securities and reserve requirements

Appendices:
BRSA Financial Statements

Further information can be obtained from:


Mr. Cenk Göksan IR Department Head 90 212 280 13 35
Mr. Şehsuvar Aladağ IR Manager 90 212 279 07 61

investor.relations@akbank.com


**This press release is available on the Internet at www.akbank.com where you would also find our latest investor presentation**

**AKBANK T.A.Ş.**
**BALANCE SHEETS AT 30 SEPTEMBER 2004 AND 31 DECEMBER 2003**
**ADJUSTED FOR THE EFFECTS OF INFLATION IN TURKISH LIRA (TL)**
(Amounts are expressed in billions of TL, in terms of purchasing power of TL at 30 September 2004)

| | ASSETS | CURRENT PERIOD (30/09/2004) | | | PREVIOUS PERIOD (31/12/2003) | | |
|---|---|---|---|---|---|---|---|
| | | TL | Foreign Currency | Total | TL | Foreign Currency | Total |
| **I.** | **Cash** | **113,869** | **120,840** | **234,709** | **118,518** | **115,067** | **233,585** |
| 1.1 | Cash | 109,038 | - | 109,038 | 118,442 | - | 118,442 |
| 1.2 | Foreign Currency | - | 117,001 | 117,001 | - | 111,849 | 111,849 |
| 1.3 | Balances with the Central Bank of Turkey | 4,831 | 29 | 4,860 | 76 | 2,570 | 2,646 |
| 1.4 | Other | - | 3,810 | 3,810 | - | 648 | 648 |
| **II.** | **Trading Securities (Net)** | **191,865** | **4,165,695** | **4,357,560** | **1,359,905** | **6,000,738** | **7,360,643** |
| 2.1 | Government Debt Securities | 191,863 | 4,148,887 | 4,340,750 | 1,359,881 | 5,983,218 | 7,343,099 |
| 2.1.1 | Government Bonds | 183,647 | 4,148,887 | 4,332,534 | 1,080,839 | 5,983,218 | 7,064,057 |
| 2.1.2 | Treasury Bills | 8,216 | - | 8,216 | 279,042 | - | 279,042 |
| 2.1.3 | Other | - | - | - | - | - | - |
| 2.2 | Share Certificates | 2 | - | 2 | 24 | - | 24 |
| 2.3 | Other Marketable Securities | - | 16,808 | 16,808 | - | 17,520 | 17,520 |
| **III.** | **Banks and Other Financial Institutions** | **7,028** | **1,015,327** | **1,022,355** | **2,216** | **1,013,946** | **1,016,162** |
| 3.1 | Due from Banks | 7,028 | 1,015,327 | 1,022,355 | 2,216 | 1,013,946 | 1,016,162 |
| 3.1.1 | Domestic Banks | 7,028 | - | 7,028 | 2,216 | - | 2,216 |
| 3.1.2 | Foreign Banks | - | 1,015,327 | 1,015,327 | - | 1,013,946 | 1,013,946 |
| 3.1.3 | Foreign Branches | - | - | - | - | - | - |
| 3.2 | Other Financial Institutions | - | - | - | - | - | - |
| **IV.** | **Money Markets** | - | **486,864** | **486,864** | - | **433,809** | **433,809** |
| 4.1 | Interbank Money Market Placements | - | 486,864 | 486,864 | - | 433,809 | 433,809 |
| 4.2 | Receivables from Istanbul Stock Exchange Money Market | - | - | - | - | - | - |
| 4.3 | Receivables from reverse repurchase agreements | - | - | - | - | - | - |
| **V.** | **Available-for-sale Securities (Net)** | **5,829,074** | **4,435,130** | **10,264,204** | **5,624,268** | **1,708,652** | **7,332,920** |
| 5.1 | Share Certificates | 15,800 | 72 | 15,872 | 13,409 | 76 | 13,485 |
| 5.2 | Other Marketable Securities | 5,813,274 | 4,435,058 | 10,248,332 | 5,610,859 | 1,708,576 | 7,319,435 |
| **VI.** | **Loans** | **6,531,720** | **5,342,749** | **11,874,469** | **4,194,333** | **5,335,103** | **9,529,436** |
| 6.1 | Short-term | 4,040,998 | 1,086,222 | 5,127,220 | 2,525,673 | 1,033,592 | 3,559,265 |
| 6.2 | Medium and Long-term | 2,490,722 | 4,256,527 | 6,747,249 | 1,668,660 | 4,301,511 | 5,970,171 |
| 6.3 | Loans under Follow-up | 118,478 | 34,092 | 152,570 | 76,598 | 44,261 | 120,859 |
| 6.4 | Specific Provisions (-) | 118,478 | 34,092 | 152,570 | 76,598 | 44,261 | 120,859 |
| **VII.** | **Factoring Receivables** | - | - | - | - | - | - |
| **VIII.** | **Held-to-maturity Securities (Net)** | **322,382** | - | **322,382** | **704,821** | - | **704,821** |
| 8.1 | Government Debt Securities | 322,382 | - | 322,382 | 704,821 | - | 704,821 |
| 8.1.1 | Government Bonds | 322,382 | - | 322,382 | 704,821 | - | 704,821 |
| 8.1.2 | Treasury Bills | - | - | - | - | - | - |
| 8.1.3 | Other | - | - | - | - | - | - |
| 8.2 | Other Marketable Securities | - | - | - | - | - | - |
| **IX.** | **Investments and Associates (Net)** | **110,262** | **102,326** | **212,588** | **108,099** | **104,145** | **212,244** |
| 9.1 | Financial Investments and Associates | 85,261 | 102,326 | 187,587 | 81,527 | 104,145 | 185,672 |
| 9.2 | Non-financial Investments and Associates | 25,001 | - | 25,001 | 26,572 | - | 26,572 |
| **X.** | **Subsidiaries (Net)** | **107,328** | **93,377** | **200,705** | **107,328** | **97,580** | **204,908** |
| 10.1 | Financial Subsidiaries | 107,328 | 93,377 | 200,705 | 107,328 | 97,580 | 204,908 |
| 10.2 | Non-Financial Subsidiaries | - | - | - | - | - | - |
| **XI.** | **Oher Investments (Net)** | - | - | - | - | - | - |
| **XII.** | **Financial Lease Receivables (Net)** | - | - | - | - | - | - |
| 12.1 | Gross Financial Lease Receivables | - | - | - | - | - | - |
| 12.2 | Unearned Income ( - ) | - | - | - | - | - | - |
| **XIII.** | **Reserve Requirements with the Central Bank of Turkey** | **493,275** | **1,248,942** | **1,742,217** | **480,581** | **1,187,657** | **1,668,238** |
| **XIV.** | **Miscellaneous Receivables** | **59,112** | **695** | **59,807** | **41,736** | **498** | **42,234** |
| **XV.** | **Accrued Interest and Income Receivable** | **1,073,726** | **343,500** | **1,417,226** | **2,265,305** | **535,539** | **2,800,844** |
| 15.1 | Loans | 117,411 | 56,130 | 173,541 | 142,110 | 45,516 | 187,626 |
| 15.2 | Marketable Securities | 941,367 | 254,412 | 1,195,779 | 2,105,930 | 277,074 | 2,383,004 |
| 15.3 | Other | 14,948 | 32,958 | 47,906 | 17,265 | 212,949 | 230,214 |
| **XVI.** | **Property and Equipment (Net)** | **611,011** | **7,843** | **618,854** | **627,335** | **7,002** | **634,337** |
| 16.1 | Book Value | 1,024,924 | 8,671 | 1,033,595 | 987,695 | 8,510 | 996,205 |
| 16.2 | Accumulated Depreciation (-) | 413,913 | 828 | 414,741 | 360,360 | 1,508 | 361,868 |
| **XVII.** | **Intangible Assets (Net)** | **16,395** | - | **16,395** | **21,029** | - | **21,029** |
| 17.1 | Goodwill | - | - | - | - | - | - |
| 17.2 | Other | 39,091 | - | 39,091 | 39,122 | - | 39,122 |
| 17.3 | Accumulated Amortisation (-) | 22,696 | - | 22,696 | 18,093 | - | 18,093 |
| **XVIII.** | **Other Assets** | **118,300** | **4,411** | **122,711** | **21,214** | **14,124** | **35,338** |
| | **TOTAL ASSETS** | **15,585,347** | **17,367,699** | **32,953,046** | **15,676,688** | **16,553,860** | **32,230,548** |

AKBANK T.A.Ş.
BALANCE SHEETS AT 30 SEPTEMBER 2004 AND 31 DECEMBER 2003
ADJUSTED FOR THE EFFECTS OF INFLATION IN TURKISH LIRA (TL)
(Amounts are expressed in billions of TL, in terms of purchasing power of TL at 30 September 2004)

| | LIABILITIES and SHAREHOLDERS' EQUITY | CURRENT PERIOD (30/09/2004) | | | PREVIOUS PERIOD (31/12/2003) | | |
|---|---|---|---|---|---|---|---|
| | | TL | Foreign Currency | Total | TL | Foreign Currency | Total |
| **I.** | **Deposits** | **7,039,708** | **13,172,101** | **20,211,809** | **6,552,787** | **14,329,768** | **20,882,555** |
| 1.1 | Bank Deposits | 28,112 | 1,121,382 | 1,149,494 | 135,142 | 1,327,583 | 1,462,725 |
| 1.2 | Saving Deposits | 5,176,941 | - | 5,176,941 | 4,841,158 | - | 4,841,158 |
| 1.3 | Public Sector Deposits | 17,740 | - | 17,740 | 14,742 | - | 14,742 |
| 1.4 | Commercial Deposits | 1,652,926 | - | 1,652,926 | 1,323,784 | - | 1,323,784 |
| 1.5 | Other Institutions Deposits | 163,989 | - | 163,989 | 237,961 | - | 237,961 |
| 1.6 | Foreign Currency Deposits | - | 12,050,719 | 12,050,719 | - | 13,002,185 | 13,002,185 |
| 1.7 | Gold Vault | - | - | - | - | - | - |
| **II.** | **Money Markets** | **815,114** | **188,716** | **1,003,830** | **659,051** | **-** | **659,051** |
| 2.1 | Funds from Interbank Money Market | - | - | - | - | - | - |
| 2.2 | Funds from Istanbul Stock Exchange Money Market | - | - | - | - | - | - |
| 2.3 | Funds Provided Under Repurchase Agreements | 815,114 | 188,716 | 1,003,830 | 659,051 | - | 659,051 |
| **III.** | **Funds Borrowed** | **59,031** | **4,691,668** | **4,750,699** | **36,417** | **3,951,232** | **3,987,649** |
| 3.1 | Funds Borrowed from the Central Bank of Turkey | - | - | - | - | - | - |
| 3.2 | Other Funds Borrowed | 59,031 | 4,691,668 | 4,750,699 | 36,417 | 3,951,232 | 3,987,649 |
| 3.2.1 | Domestic Banks and Institutions | 59,031 | 23,687 | 82,718 | 36,417 | 15,436 | 51,853 |
| 3.2.2 | Foreign Banks, Institutions, and Funds | - | 4,667,981 | 4,667,981 | - | 3,935,796 | 3,935,796 |
| **IV.** | **Marketable Securities Issued (Net)** | - | - | - | - | - | - |
| 4.1 | Bills | - | - | - | - | - | - |
| 4.2 | Asset Backed Securities | - | - | - | - | - | - |
| 4.3 | Bonds | - | - | - | - | - | - |
| **V.** | **Funds** | - | - | - | - | - | - |
| **VI.** | **Miscellaneous Payables** | **66,204** | **39,784** | **105,988** | **69,950** | **44,919** | **114,869** |
| **VII.** | **Other Liabilities** | **180,982** | **212,129** | **393,111** | **14,719** | **182,767** | **197,486** |
| **VIII.** | **Taxes and Other Duties Payable** | **44,737** | **144** | **44,881** | **57,517** | **541** | **58,058** |
| **IX.** | **Factoring Payables** | - | - | - | - | - | - |
| **X.** | **Financial Lease Payables (Net)** | **24** | **7,184** | **7,208** | **423** | **11,174** | **11,597** |
| 10.1 | Gross Financial Lease Payables | 24 | 7,705 | 7,729 | 423 | 12,686 | 13,109 |
| 10.2 | Deferred Financial Lease Expenses (-) | - | 521 | 521 | - | 1,512 | 1,512 |
| **XI.** | **Accrued Interest and Expenses Payable** | **196,220** | **106,280** | **302,500** | **190,617** | **80,467** | **271,084** |
| 11.1 | Deposits | 156,086 | 38,788 | 194,874 | 109,369 | 45,215 | 154,584 |
| 11.2 | Borrowings | 2,701 | 19,052 | 21,753 | 2,276 | 20,578 | 22,854 |
| 11.3 | Repurchase Agreements | 500 | 466 | 966 | 567 | - | 567 |
| 11.4 | Other | 36,933 | 47,974 | 84,907 | 78,405 | 14,674 | 93,079 |
| **XII.** | **Provisions** | **315,226** | **369** | **315,595** | **523,790** | **7,039** | **530,829** |
| 12.1 | General Loan Loss Provision | 72,335 | - | 72,335 | 56,897 | - | 56,897 |
| 12.2 | Reserve for Employment Termination Benefits | 12,819 | - | 12,819 | 12,459 | - | 12,459 |
| 12.3 | Provision for Income Taxes | 118,932 | - | 118,932 | 286,499 | - | 286,499 |
| 12.4 | Insurance Technical Provisions (Net) | - | - | - | - | - | - |
| 12.5 | Other Provisions | 111,140 | 369 | 111,509 | 167,935 | 7,039 | 174,974 |
| **XIII.** | **Subordinated Loans** | - | **4,773** | **4,773** | - | **4,987** | **4,987** |
| **XIV.** | **Shareholders' Equity** | **5,812,429** | **223** | **5,812,652** | **5,506,363** | **6,020** | **5,512,383** |
| 14.1 | Paid-in Capital | 1,500,000 | - | 1,500,000 | 1,200,000 | - | 1,200,000 |
| 14.2 | Capital Reserves | 2,396,535 | 223 | 2,396,758 | 2,543,036 | 6,020 | 2,549,056 |
| 14.2.1 | Share Premium | - | - | - | - | - | - |
| 14.2.2 | Share Cancellation Profits | - | - | - | - | - | - |
| 14.2.3 | Marketable Securities Valuation Fund | 5,728 | 223 | 5,951) | 152,301 | 6,020 | 158,321 |
| 14.2.4 | Revaluation Fund | - | - | - | - | - | - |
| 14.2.5 | Evaluation Differences | - | - | - | - | - | - |
| 14.2.6 | Other Capital Reserves | - | - | - | - | - | - |
| 14.2.7 | Paid-in Caiptal Restatement Adjustment | 2,390,807 | - | 2,390,807 | 2,390,735 | - | 2,390,735 |
| 14.3 | Profit Reserves | 1,032,010 | - | 1,032,010 | 315,431 | - | 315,431 |
| 14.3.1 | Legal Reserves | 154,577 | - | 154,577 | 45,531 | - | 45,531 |
| 14.3.2 | Status Reserves | - | - | - | - | - | - |
| 14.3.3 | Extraordinary Reserves | 877,433 | - | 877,433 | 269,900 | - | 269,900 |
| 14.3.4 | Other Profit Reserves | - | - | - | - | - | - |
| 14.4 | Income or (Loss) | 883,884 | - | 883,884 | 1,447,896 | - | 1,447,896 |
| 14.4.1 | Prior Years' Income or (Losses) | - | - | - | - | - | - |
| 14.4.2 | Current Year Income or (Loss) | 883,884 | - | 883,884 | 1,447,896 | - | 1,447,896 |
| | **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | **14,529,675** | **18,423,371** | **32,953,046** | **13,611,634** | **18,618,914** | **32,230,548** |

**AKBANK T.A.Ş.**
**INCOME STATEMENTS FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2004 AND 2003**
**ADJUSTED FOR THE EFFECTS OF INFLATION IN TURKISH LIRA (TL)**
(Amounts are expressed in billions of TL, in terms of purchasing power of TL at 30 September 2004)

| | INCOME and EXPENSES | CURRENT PERIOD (01/01-30/09/2004) | PREVIOUS PERIOD (01/01-30/09/2003) | CURRENT PERIOD (01/07-30/09/2004) | PREVIOUS PERIOD (01/07-30/09/2003) |
|---|---|---|---|---|---|
| **I.** | **Interest Income** | **3,235,055** | **3,783,777** | **1,132,180** | **1,387,322** |
| 1.1 | Interest on Loans | 1,294,953 | 723,423 | 502,323 | 260,657 |
| 1.1.1 | Interest on TL Loans | 1,137,066 | 542,308 | 446,466 | 204,477 |
| 1.1.1.1 | Short-term Loans | 720,668 | 417,692 | 289,298 | 155,231 |
| 1.1.1.2 | Medium and Long-term Loans | 416,398 | 124,616 | 157,168 | 49,246 |
| 1.1.2 | Interest on Foreign Currency Loans | 144,723 | 170,357 | 52,074 | 52,744 |
| 1.1.2.1 | Short-term Loans | 25,581 | 48,434 | 9,506 | 17,740 |
| 1.1.2.2 | Medium and Long-term Loans | 119,142 | 121,923 | 42,568 | 35,004 |
| 1.1.3 | Interest on Loans Under Follow-up | 13,164 | 10,758 | 3,783 | 3,436 |
| 1.1.4 | Premiums Received from Resource Utilisation Support Fund | - | - | - | - |
| 1.2 | Interest Received from Reserve Requirements with the Central Bank of Turkey | 49,803 | 59,997 | 16,870 | 20,653 |
| 1.3 | Interest Received from Banks | 13,584 | 15,437 | 6,811 | 4,884 |
| 1.3.1 | The Central Bank of Turkey | 15 | 4 | 4 | 1 |
| 1.3.2 | Domestic Banks | 4,374 | 2,407 | 2,789 | 1,342 |
| 1.3.3 | Foreign Banks | 9,195 | 13,026 | 4,018 | 3,541 |
| 1.4 | Interest Received from Money Market Transactions | 37,290 | 296,102 | 5,108 | 29,587 |
| 1.5 | Interest Received from Marketable Securities Portfolio | 1,838,742 | 2,685,557 | 600,862 | 1,070,219 |
| 1.5.1 | Trading Securities | 566,568 | 1,625,564 | 246,121 | 665,992 |
| 1.5.2 | Available-for-sale Securities | 1,177,201 | 1,005,359 | 340,573 | 391,970 |
| 1.5.3 | Held-to-maturity Securities | 94,973 | 54,634 | 14,168 | 12,257 |
| 1.6 | Other Interest Income | 683 | 3,261 | 206 | 1,322 |
| **II.** | **Interest Expense** | **1,348,246** | **1,669,423** | **447,770** | **534,037** |
| 2.1 | Interest on Deposits | 1,176,549 | 1,427,937 | 385,770 | 461,747 |
| 2.1.1 | Interbank Deposits | 28,074 | 22,780 | 8,910 | 7,763 |
| 2.1.2 | Saving Deposits | 822,006 | 997,240 | 264,959 | 335,020 |
| 2.1.3 | Public Sector Deposits | 104 | 101 | 34 | 26 |
| 2.1.4 | Commercial Deposits | 37,089 | 57,951 | 14,641 | 5,638 |
| 2.1.5 | Other Institutions Deposits | 82,874 | 108,788 | 23,817 | 39,508 |
| 2.1.6 | Foreign Currency Deposits | 206,402 | 241,077 | 73,409 | 73,792 |
| 2.1.7 | Gold Vault | - | - | - | - |
| 2.2 | Interest on Money Market Transactions | 92,288 | 162,189 | 29,201 | 47,294 |
| 2.3 | Interest on Funds Borrowed | 78,256 | 76,415 | 32,504 | 24,126 |
| 2.3.1 | The Central Bank of Turkey | - | - | - | - |
| 2.3.2 | Domestic Banks | 6,979 | 6,820 | 4,077 | 2,990 |
| 2.3.3 | Foreign Banks | 62,265 | 60,549 | 25,981 | 18,565 |
| 2.3.4 | Foreign Branches | - | - | - | - |
| 2.3.5 | Other Financial Institutions | 9,012 | 9,046 | 2,446 | 2,571 |
| 2.4 | Interest on Securities Issued | - | - | - | - |
| 2.5 | Other Interest Expenses | 1,153 | 2,882 | 295 | 870 |
| **III.** | **Net Interest Income (I-II)** | **1,886,809** | **2,114,354** | **684,410** | **853,285** |
| **IV.** | **Net Fees and Commissions Income** | **285,609** | **132,149** | **99,107** | **50,950** |
| 4.1 | Fees and Commissions Received | 452,657 | 315,321 | 163,425 | 116,605 |
| 4.1.1 | Cash Loans | 67,039 | 57,256 | 23,410 | 20,562 |
| 4.1.2 | Non-cash Loans | 18,178 | 14,526 | 6,750 | 5,036 |
| 4.1.3 | Other | 367,440 | 243,539 | 133,265 | 91,007 |
| 4.2 | Fees and Commissions Paid | 167,048 | 183,172 | 64,318 | 65,655 |
| 4.2.1 | Cash Loans | 26,446 | 25,750 | 14,560 | 14,659 |
| 4.2.2 | Non-cash Loans | 297 | 161 | 234 | 8 |
| 4.2.3 | Other | 140,305 | 157,261 | 49,524 | 50,988 |
| **V.** | **Dividend Income** | **2,517** | **1,988** | **1,871** | **666** |
| 5.1 | Trading Securities | - | - | - | - |
| 5.2 | Available-for-sale Securities | 2,517 | 1,988 | 1,871 | 666 |
| **VI.** | **Net Trading Income / (Loss)** | **158,219** | **719,055** | **42,728** | **194,684** |
| 6.1 | Trading Gains (net) | 254,115 | 276,414 | 37,819 | 112,090 |
| 6.1.1 | Trading Gains | 300,170 | 290,962 | 23,816 | 113,434 |
| 6.1.1.1 | Derivative Instrument Gains | 22,893 | 23,261 | 6,089 | 7,596 |
| 6.1.1.2 | Other | 277,277 | 267,701 | 17,727 | 105,838 |
| 6.1.2 | Trading Losses (-) | 46,055 | 14,548 | (14,003) | 1,344 |
| 6.1.2.1 | Derivative Instrument Losses (-) | 3,167 | 1,817 | 1,278 | 495 |
| 6.1.2.2 | Other | 42,888 | 12,731 | (15,281) | 849 |
| 6.2 | Foreign Exchange Gains or (Losses) (net) | (95,896) | 442,641 | 4,909 | 82,594 |
| 6.2.1 | Foreign Exchange Gains | 2,186,408 | 6,942,605 | 710,891 | 92,633 |
| 6.2.2 | Foreign Exchange Losses (-) | 2,282,304 | 6,499,964 | 705,982 | 10,039 |
| **VII.** | **Other Operating Income** | **110,110** | **66,714** | **26,922** | **23,446** |
| **VIII.** | **Operating Income (III+IV+V+VI+VII)** | **2,443,264** | **3,034,260** | **855,038** | **1,123,031** |
| **IX.** | **Provision for Loan Losses and Other Receivables (-)** | **110,552** | **44,011** | **50,343** | **23,032** |
| **X.** | **Other Operating Expenses (-)** | **696,501** | **959,247** | **255,413** | **304,869** |
| **XI.** | **Net Operating Income (VIII-IX-X)** | **1,636,211** | **2,031,002** | **549,282** | **795,130** |
| **XII.** | **Income from Investments and Associates** | **30,062** | **8,573** | **359** | **2,904** |
| **XIII.** | **Income / (Loss) on Net Monetary Position** | **(405,903)** | **(302,800)** | **(60,396)** | **29,148** |
| **XIV.** | **Income Before Taxation (XI+XII+XIII)** | **1,260,370** | **1,736,775** | **489,245** | **827,182** |
| **XV.** | **Provision for Taxation on Income (-)** | **376,486** | **596,014** | **137,683** | **232,281** |
| **XVI.** | **Net Income / (Loss) Before Extraordinary Items** | **883,884** | **1,140,761** | **351,562** | **594,901** |
| **XVII.** | **Extraordinary Income / (Loss) Net of Taxation** | - | - | - | - |
| 17.1 | Extraordinary Income / (Loss) Before Taxation | - | - | - | - |
| 17.1.1 | Extraordinary Income | - | - | - | - |
| 17.1.2 | Extraordinary Expenses (-) | - | - | - | - |
| 17.2 | Provision for Taxes on Extraordinary Income (-) | - | - | - | - |
| **XVIII.** | **NET INCOME / (LOSS) (XVI+XVII)** | **883,884** | **1,140,761** | **351,562** | **594,901** |
| | Earnings / (Loss) per share in TL full | 589 | 761 | 234 | 397 |

**AKBANK T.A.Ş.**
**BALANCE SHEETS AT 30 SEPTEMBER 2004 AND 31 DECEMBER 2003**
ADJUSTED FOR THE EFFECTS OF INFLATION IN TURKISH LIRA (TL)

(Amounts are expressed in millions of USD)
(These financial statements originally have been prepared in TL, adjusted for the effects of inflation in TL, pursuant to BRSA standards. For convenience purposes TL amounts were translated into USD by using relevant TL/USD exchange rates.)

| | ASSETS | (30/09/2004) | | | (31/12/2003) | | |
|---|---|---|---|---|---|---|---|
| | | TL | Foreign Currency | Total | TL | Foreign Currency | Total |
| **I.** | **Cash** | **75** | **80** | **155** | **76** | **74** | **150** |
| 1.1 | Cash | 72 | - | 72 | 76 | - | 76 |
| 1.2 | Foreign Currency | - | 77 | 77 | - | 72 | 72 |
| 1.3 | Central Bank of Turkey | 3 | - | 3 | - | 2 | 2 |
| 1.4 | Other | - | 3 | 3 | - | - | - |
| **II.** | **Trading Securities (Net)** | **126** | **2,755** | **2,881** | **872** | **3,845** | **4,717** |
| 2.1 | Government Debt Securities | 126 | 2,744 | 2,870 | 872 | 3,834 | 4,706 |
| 2.1.1 | Government Bonds | 121 | 2,744 | 2,865 | 693 | 3,834 | 4,527 |
| 2.1.2 | Treasury Bills | 5 | - | 5 | 179 | - | 179 |
| 2.1.3 | Other Debt Securities | - | - | - | - | - | - |
| 2.2 | Share Certificates | - | - | - | - | - | - |
| 2.3 | Other Marketable Securities | - | 11 | 11 | - | 11 | 11 |
| **III.** | **Banks and Other Financial Institutions** | **5** | **672** | **677** | **1** | **650** | **651** |
| 3.1 | Banks | 5 | 672 | 677 | 1 | 650 | 651 |
| 3.1.1 | Domestic Banks | 5 | - | 5 | 1 | - | 1 |
| 3.1.2 | Foreign Banks | - | 672 | 672 | - | 650 | 650 |
| 3.1.3 | Foreign Branches | - | - | - | - | - | - |
| 3.2 | Other Financial Institutions | - | - | - | - | - | - |
| **IV.** | **Money Market** | - | **322** | **322** | - | **278** | **278** |
| 4.1 | Interbank Money Market | - | 322 | 322 | - | 278 | 278 |
| 4.2 | Receivables from Istanbul Stock Exchange Clearing House | - | - | - | - | - | - |
| 4.3 | Receivables from reverse repurchase agreements | - | - | - | - | - | - |
| **V.** | **Available-for-sale Securities (net)** | **3,855** | **2,933** | **6,788** | **3,604** | **1,095** | **4,699** |
| 5.1 | Share Certificates | 10 | - | 10 | 9 | - | 9 |
| 5.2 | Other Marketable Securities | 3,845 | 2,933 | 6,778 | 3,595 | 1,095 | 4,690 |
| **VI.** | **Loans** | **4,320** | **3,533** | **7,853** | **2,688** | **3,419** | **6,107** |
| 6.1 | Short-term | 2,673 | 718 | 3,391 | 1,619 | 662 | 2,281 |
| 6.2 | Medium and Long-term | 1,647 | 2,815 | 4,462 | 1,069 | 2,757 | 3,826 |
| 6.3 | Loans under follow-up | 78 | 23 | 101 | 49 | 28 | 77 |
| 6.4 | Allowances (-) | 78 | 23 | 101 | 49 | 28 | 77 |
| **VII.** | **Factoring Receivables** | - | - | - | - | - | - |
| **VIII.** | **Held-to-maturity Securities (net)** | **213** | - | **213** | **452** | - | **452** |
| 8.1 | Government Debt Securities | 213 | - | 213 | 452 | - | 452 |
| 8.1.1 | Government Bonds | 213 | - | 213 | 452 | - | 452 |
| 8.1.2 | Treasury Bills | - | - | - | - | - | - |
| 8.1.3 | Other Debt Securities | - | - | - | - | - | - |
| 8.2 | Other Marketable Securities | - | - | - | - | - | - |
| **IX.** | **Investments and Associates (net)** | **73** | **68** | **141** | **69** | **67** | **136** |
| 9.1 | Financial Investments and Associates | 56 | 68 | 124 | 52 | 67 | 119 |
| 9.2 | Non-financial Investments and Associates | 17 | - | 17 | 17 | - | 17 |
| **X.** | **Subsidiaries (net)** | **71** | **62** | **133** | **68** | **63** | **131** |
| 10.1 | Financial Subsidiaries | 71 | 62 | 133 | 68 | 63 | 131 |
| 10.2 | Non-Financial Subsidiaries | - | - | - | - | - | - |
| **XI.** | **Oher Investments (net)** | - | - | - | - | - | - |
| **XII.** | **Financial Lease Receivables (net)** | - | - | - | - | - | - |
| 12.1 | Cumulative Rental Receivable | - | - | - | - | - | - |
| 12.2 | Unearned Income ( - ) | - | - | - | - | - | - |
| **XIII.** | **Reserve Requirements with the Central Bank of Turkey** | **326** | **826** | **1,152** | **308** | **761** | **1,069** |
| **XIV.** | **Miscellaneous Receivables** | **39** | - | **39** | **27** | - | **27** |
| **XV.** | **Accrued Interest and Income Receivable** | **711** | **227** | **938** | **1,452** | **343** | **1,795** |
| 15.1 | Loans | 78 | 37 | 115 | 91 | 29 | 120 |
| 15.2 | Marketable Securities | 623 | 168 | 791 | 1,350 | 178 | 1,528 |
| 15.3 | Other | 10 | 22 | 32 | 11 | 136 | 147 |
| **XVI.** | **Property and Equipment** | **404** | **5** | **409** | **402** | **4** | **406** |
| 16.1 | Book Value | 678 | 6 | 684 | 633 | 5 | 638 |
| 16.2 | Accumulated Depreciation (-) | 274 | 1 | 275 | 231 | 1 | 232 |
| **XVII.** | **Intangibles (Net)** | **11** | - | **11** | **13** | - | **13** |
| 17.1 | Goodwill | - | - | - | - | - | - |
| 17.2 | Other | 26 | - | 26 | 25 | - | 25 |
| 17.3 | Accumulated Amortisation (-) | 15 | - | 15 | 12 | - | 12 |
| **XVIII.** | **Other Assets** | **79** | **3** | **82** | **14** | **9** | **23** |
| | TOTAL ASSETS | **10,308** | **11,486** | **21,794** | **10,046** | **10,608** | **20,654** |

**AKBANK T.A.Ş.**
**BALANCE SHEETS AT 30 SEPTEMBER 2004 AND 31 DECEMBER 2003**
**ADJUSTED FOR THE EFFECTS OF INFLATION IN TURKISH LIRA (TL)**

(Amounts are expressed in millions of USD)
(These financial statements originally have been prepared in TL, adjusted for the effects of inflation in TL, pursuant to BRSA standards. For convenience purposes TL amounts were translated into USD by using relevant TL/USD exchange rates.)

| | LIABILITIES and SHAREHOLDERS' EQUITY | (30/06/2004) | | | (31/12/2003) | | |
|---|---|---|---|---|---|---|---|
| | | TL | Foreign Currency | Total | TL | Foreign Currency | Total |
| **I.** | **Deposits** | **4,656** | **8,712** | **13,368** | **4,199** | **9,183** | **13,382** |
| 1.1 | Interbank Deposits | 19 | 742 | 761 | 87 | 851 | 938 |
| 1.2 | Saving Deposits | 3,424 | - | 3,424 | 3,103 | - | 3,103 |
| 1.3 | Public Sector Deposits | 12 | - | 12 | 9 | - | 9 |
| 1.4 | Commercial Deposits | 1,093 | - | 1,093 | 848 | - | 848 |
| 1.5 | Other Institutions Deposits | 108 | - | 108 | 152 | - | 152 |
| 1.6 | Foreign Currency Deposits | - | 7,970 | 7,970 | - | 8,332 | 8,332 |
| 1.7 | Gold Vault | - | - | - | - | - | - |
| **II.** | **Money Market** | **539** | **125** | **664** | **422** | - | **422** |
| 2.1 | Interbank Money Market | - | - | - | - | - | - |
| 2.2 | Funds from Istanbul Stock Exchange Clearing House | - | - | - | - | - | - |
| 2.3 | Funds Deposited Under Repurchase Agreements | 539 | 125 | 664 | 422 | - | 422 |
| **III.** | **Funds Borrowed** | **39** | **3,103** | **3,142** | **23** | **2,532** | **2,555** |
| 3.1 | Funds Borrowed from the Central Bank of Turkey | - | - | - | - | - | - |
| 3.2 | Other Funds Borrowed | 39 | 3,103 | 3,142 | 23 | 2,532 | 2,555 |
| 3.2.1 | Domestic Banks and Institutions | 39 | 16 | 55 | 23 | 10 | 33 |
| 3.2.2 | Foreign Banks, Institutions, and Funds | - | 3,087 | 3,087 | - | 2,522 | 2,522 |
| **IV.** | **Marketable Securities Issued (net)** | - | - | - | - | - | - |
| 4.1 | Bills | - | - | - | - | - | - |
| 4.2 | Asset Backed Securities | - | - | - | - | - | - |
| 4.3 | Bonds | - | - | - | - | - | - |
| **V.** | **Funds** | - | - | - | - | - | - |
| **VI.** | **Miscellaneous Payables** | **44** | **26** | **70** | **45** | **29** | **74** |
| **VII.** | **Other Liabilities** | **120** | **139** | **259** | **10** | **18** | **28** |
| **VIII.** | **Taxes and Other Duties Payable** | **30** | - | **30** | **37** | - | **37** |
| **IX.** | **Factoring Payables** | - | - | - | - | - | - |
| **X.** | **Leasing Payables (net)** | - | **5** | **5** | - | **7** | **7** |
| 10.1 | Leasing Payables | - | 5 | 5 | - | 8 | 8 |
| 10.2 | Deferred Leasing Expenses (-) | - | - | - | - | 1 | 1 |
| **XI.** | **Accrued Interest and Expenses Payable** | **129** | **71** | **200** | **122** | **150** | **272** |
| 11.1 | Deposits | 103 | 26 | 129 | 71 | 29 | 100 |
| 11.2 | Borrowings | 2 | 13 | 15 | 1 | 13 | 14 |
| 11.3 | Repurchase Agreements | - | - | - | - | - | - |
| 11.4 | Other | 24 | 32 | 56 | 50 | 108 | 158 |
| **XII.** | **Provisions** | **209** | - | **209** | **336** | **5** | **341** |
| 12.1 | General Loan Loss Provision | 48 | - | 48 | 36 | - | 36 |
| 12.2 | Reserve for Employment Termination Benefits | 8 | - | 8 | 8 | - | 8 |
| 12.3 | Provision for Income Taxes | 79 | - | 79 | 184 | - | 184 |
| 12.4 | Insurance Technical Provisions (Net) | - | - | - | - | - | - |
| 12.5 | Other Provisions | 74 | - | 74 | 108 | 5 | 113 |
| **XIII.** | **Subordinated Loans** | - | **3** | **3** | - | **3** | **3** |
| **XIV.** | **Shareholders' Equity** | **3,844** | - | **3,844** | **3,529** | **4** | **3,533** |
| 14.1 | Paid-in Capital | 992 | - | 992 | 841 | - | 841 |
| 14.2 | Capital Reserves | 1,585 | - | 1,585 | 1,558 | 4 | 1,562 |
| 14.2.1 | Share Premium | - | - | - | - | - | - |
| 14.2.2 | Share Cancellation Profits | - | - | - | - | - | - |
| 14.2.3 | Marketable Securities Valuation Fund | 4 | - | 4 | 98 | 4 | 102 |
| 14.2.4 | Revaluation Fund | - | - | - | - | - | - |
| 14.2.5 | Evaluation Differences | - | - | - | - | - | - |
| 14.2.6 | Other Capital Reserves | - | - | - | - | - | - |
| 14.2.7 | Paid-in Caiptal Restatement Adjustment | 1,581 | - | 1,581 | 1,460 | - | 1,460 |
| 14.3 | Profit Reserves | 682 | - | 682 | 202 | - | 202 |
| 14.3.1 | Legal Reserves | 102 | - | 102 | 29 | - | 29 |
| 14.3.2 | Status Reserves | - | - | - | - | - | - |
| 14.3.3 | Extraordinary Reserves | 580 | - | 580 | 173 | - | 173 |
| 14.3.4 | Other Profit Reserves | - | - | - | - | - | - |
| 14.4 | Income or (Loss) | 585 | - | 585 | 928 | - | 928 |
| 14.4.1 | Prior Years' Income or (Losses) | - | - | - | - | - | - |
| 14.4.2 | Income or (Loss) for the Year | 585 | - | 585 | 928 | - | 928 |
| | **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | **9,610** | **12,184** | **21,794** | **8,723** | **11,931** | **20,654** |

AKBANK T.A.Ş.
## INCOME STATEMENTS FOR THE NINE MONTH PERIODS ENDED 30 SEPTEMBER 2004 AND 2003
## ADJUSTED FOR THE EFFECTS OF INFLATION IN TURKISH LIRA (TL)

(Amounts are expressed in millions of USD)
(These financial statements originally have been prepared in TL, adjusted for the effects of inflation in TL, pursuant to BRSA standards. For convenience purposes TL amounts were translated into USD by using relevant TL/USD exchange rates.)

| | INCOME and EXPENSES | (01/01-30/09/2004) | (01/01-30/09/2003) | (01/07-30/09/2004) | (01/07-30/09/2003) |
|---|---|---|---|---|---|
| **I.** | **Interest Income** | **2,141** | **2,396** | **749** | **879** |
| 1.1 | Interest on Loans | 857 | 458 | 332 | 164 |
| 1.1.1 | Interest on TL Loans | 752 | 343 | 295 | 129 |
| 1.1.1.1 | Short-term Loans | 477 | 264 | 191 | 98 |
| 1.1.1.2 | Medium and Long-term Loans | 275 | 79 | 104 | 31 |
| 1.1.2 | Interest on Foreign Currency Loans | 96 | 108 | 34 | 33 |
| 1.1.2.1 | Short-term Loans | 17 | 31 | 6 | 11 |
| 1.1.2.2 | Medium and Long-term Loans | 79 | 77 | 28 | 22 |
| 1.1.3 | Interest on Loans Under Follow-up | 9 | 7 | 3 | 2 |
| 1.1.4 | Premiums Received from Resource Utilisation Support Fund | - | - | - | - |
| 1.2 | Interest Received from Reserve Requirements with the Central Bank of Turkey | 33 | 38 | 11 | 13 |
| 1.3 | Interest Received from Banks | 9 | 10 | 5 | 3 |
| 1.3.1 | The Central Bank of Turkey | - | - | - | - |
| 1.3.2 | Domestic Banks | 3 | 2 | 2 | 1 |
| 1.3.3 | Foreign Banks | 6 | 8 | 3 | 2 |
| 1.4 | Interest Received from Interbank Transactions | 25 | 187 | 3 | 19 |
| 1.5 | Interest Received from Marketable Securities Portfolio | 1,217 | 1,701 | 398 | 679 |
| 1.5.1 | Trading Securities | 375 | 1,029 | 163 | 422 |
| 1.5.2 | Available-for-sale Securities | 779 | 637 | 226 | 249 |
| 1.5.3 | Held-to-maturity Securities | 63 | 35 | 9 | 8 |
| 1.6 | Other Interest Income | - | 2 | - | 1 |
| **II.** | **Interest Expense** | **894** | **1,057** | **296** | **339** |
| 2.1 | Interest on Deposits | 780 | 904 | 255 | 292 |
| 2.1.1 | Interbank Deposits | 19 | 14 | 6 | 5 |
| 2.1.2 | Savings Deposits | 544 | 631 | 174 | 211 |
| 2.1.3 | Public Sector Deposits | - | - | - | - |
| 2.1.4 | Commercial Deposits | 25 | 37 | 10 | 4 |
| 2.1.5 | Other Institutions Deposits | 55 | 69 | 16 | 25 |
| 2.1.6 | Forign Currency Deposits | 137 | 153 | 49 | 47 |
| 2.1.7 | Gold Vault | - | - | - | - |
| 2.2 | Interest on Interbank Transactions | 61 | 103 | 19 | 30 |
| 2.3 | Interest on Funds Borrowed | 52 | 48 | 22 | 16 |
| 2.3.1 | The Central Bank of Turkey | - | - | - | - |
| 2.3.2 | Domestic Banks | 5 | 4 | 3 | 2 |
| 2.3.3 | Foreign Banks | 41 | 38 | 17 | 12 |
| 2.3.4 | Foreign Branches | - | - | - | - |
| 2.3.4 | Other Financial Institutions | 6 | 6 | 2 | 2 |
| 2.4 | Interest on Bonds Issued | - | - | - | - |
| 2.5 | Other Interest Expenses | 1 | 2 | - | 1 |
| **III.** | **Net Interest Income (I-II)** | **1,247** | **1,339** | **453** | **540** |
| **IV.** | **Net Fees and Commissions Income** | **189** | **83** | **66** | **33** |
| 4.1 | Fees and Commissions Received | 299 | 199 | 109 | 74 |
| 4.1.1 | Cash Loans | 44 | 36 | 15 | 13 |
| 4.1.2 | Non-cash Loans | 12 | 9 | 4 | 3 |
| 4.1.3 | Other | 243 | 154 | 90 | 58 |
| 4.2 | Fees and Commissions Paid | 110 | 116 | 43 | 41 |
| 4.2.1 | Cash Loans | 17 | 16 | 10 | 9 |
| 4.2.2 | Non-cash Loans | - | - | - | - |
| 4.2.3 | Other | 93 | 100 | 33 | 32 |
| **V.** | **Dividend Income** | **2** | **1** | **1** | **-** |
| 5.1 | Trading Securities | - | - | - | - |
| 5.2 | Available-for-sale Securities | 2 | 1 | 1 | - |
| **VI.** | **Net Trading Income / (Loss)** | **105** | **456** | **28** | **124** |
| 6.1 | Trading Gains (net) | 168 | 175 | 25 | 71 |
| 6.1.1 | Trading Gains | 198 | 184 | 16 | 72 |
| 6.1.1.1 | Derivative Instrument Gains | 15 | 15 | 4 | 5 |
| 6.1.1.2 | Other | 183 | 169 | 12 | 67 |
| 6.1.2 | Trading Losses (-) | 30 | 9 | (9) | 1 |
| 6.1.2.1 | Derivative Instrument Losses (-) | 2 | 1 | 1 | - |
| 6.1.2.2 | Other | 28 | 8 | (10) | 1 |
| 6.2 | Foreign Exchange Gains or (Losses) (net) | (63) | 281 | 3 | 53 |
| 6.2.1 | Foreign Exchange Gains | 1,446 | 4,396 | 470 | 59 |
| 6.2.2 | Foreign Exchange Losses (-) | 1,509 | 4,115 | 467 | 6 |
| **VII.** | **Other Operating Income** | **73** | **42** | **18** | **15** |
| **VIII.** | **Operating Income (III+IV+V+VI+VII)** | **1,616** | **1,921** | **566** | **712** |
| **IX.** | **Provision for Loan Losses and Other Receivables (-)** | **73** | **28** | **33** | **15** |
| **X.** | **Other Operating Expenses (-)** | **461** | **607** | **169** | **193** |
| **XI.** | **Net Operating Income (VIII-IX-X)** | **1,082** | **1,286** | **364** | **504** |
| **XII.** | **Income from Investments and Associates** | **20** | **5** | **0** | **2** |
| **XIII.** | **Income / (Loss) on Net Monetary Position** | **(268)** | **(192)** | **(40)** | **18** |
| **XIV.** | **Income Before Taxation (XI+XII+XIII)** | **834** | **1,099** | **324** | **524** |
| **XV.** | **Provision for Taxation on Income (-)** | **249** | **377** | **91** | **147** |
| **XVI.** | **Net Income / (Loss) Before Extraordinary Items** | **585** | **722** | **233** | **377** |
| **XVII.** | **Extraordinary Income / (Loss) Net of Taxation** | - | - | - | - |
| 17.1 | Extraordinary Income / (Loss) Before Taxation | - | - | - | - |
| 17.1.1 | Extraordinary Income | - | - | - | - |
| 17.1.2 | Extraordinary Expenses (-) | - | - | - | - |
| 17.2 | Provision for Taxation on Extraordinary Income (-) | - | - | - | - |
| **XVIII.** | **NET INCOME / (LOSS) (XVI+XVII)** | **585** | **722** | **233** | **377** |